Exhibit 99.1

ATTENTION BUSINESS EDITORS:

ROGERS WIRELESS PRICES PRIVATE PLACEMENT OF US$2,356 MILLION NOTES

     TORONTO, Nov. 19 /CNW/ - Rogers Wireless Communications Inc. ("RWCI") announced today that its wholly-owned subsidiary Rogers Wireless Inc. ("RWI") has priced a private placement of notes in an aggregate principal amount of approximately US$2,356 million (approximately Cdn$2,807 million based on today's noon rate of exchange as reported by the Bank of Canada). The private placement consists of Cdn$460 million 7.625% Senior (Secured) Notes due 2011, US$550 million Floating Rate Senior (Secured) Notes due 2010, US$470 million 7.25% Senior (Secured) Notes due 2012, US$550 million 7.50% Senior (Secured) Notes due 2015 and US$400 million 8.00% Senior Subordinated Notes due 2012 (collectively, the "Notes"). The offering is being made pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the "Securities Act"), in the United States and pursuant to private placement exemptions in certain provinces of Canada and is expected to close on or about November 30,2004.

     RWI expects to use the proceeds from the private placement to make a $1,750.0 million distribution as a return of capital to RWCI; to repay $850.0 million of intercompany subordinated debt owing to RCI in connection with RWI's acquisition of Microcell; and the remaining net proceeds to partially repay advances outstanding under RWI's amended bank credit facility. RWCI is reviewing the various methods of transferring the $1,750.0 million distribution to its shareholders, so RCI will have adequate funds to repay its $1,750.0 million bridge credit facility incurred in connection with its acquisition of RWCI shares from AT&T Wireless Services, Inc. A determination of the method of such a distribution, including the timing thereof, will not take place until following completion of RCI's announced exchange offer for all of the outstanding shares of RWCI and the distribution will be subject to compliance with applicable legal requirements.

     The Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release is not an offer of the Notes for sale or a solicitation of an offer to purchase the Notes in the United States or Canada. The Notes have not been and will not be qualified for distribution under the securities laws of any province or territory of Canada except pursuant to prospectus exemptions.

     Cautionary Statement Regarding Forward Looking Information: This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. RWCI cautions that actual future events will be affected by a number of factors, including technological change, regulatory changes and competitive factors, many of which are beyond its control, and therefore may vary substantially from what it currently foresees. RWCI is under no obligation to (and expressly disclaims any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in RWCI's most recent Annual Report and Annual Information Form filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

     About Rogers Wireless:

     Rogers Wireless Communications Inc. (TSX: RCM; NYSE: RCN) operates Canada's largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS/EDGE network, the world standard for wireless communications technology. The company has over 5.5 million customers, and has offices in Canadian cities across the country. Rogers Wireless Communications Inc. is approximately 89% owned by Rogers Communications Inc.

     %SEDAR: 00003770EF

     For further information: Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com; Eric A. Wright, (416) 935-3550, eric.wright@rci.rogers.com; Archived images on this organization are available through CNW E-Pix at http://www.newswire.ca. Images are free to members of The Canadian Press.